SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2017
Commission File Number: 1-14858
CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐  Form 20-F        ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes       ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release concerning a normal course issuer bid dated February 1, 2017.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932, 333-112021, 333-146175, 333-177013, and 333-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI renews its Normal Course Issuer Bid
Montréal, Quebec, February 1, 2017 - CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) (the “Company” or “CGI”) announced today that its Board of Directors has authorized the renewal of its Normal Course Issuer Bid (“NCIB”), subject to acceptance by the Toronto Stock Exchange (the “TSX”).
The Company’s management and Board of Directors believe that the purchase for cancellation of Class A subordinate voting shares (“Class A Shares”) of the Company is a proper use of the Company’s funds, and the NCIB will provide the Company with the flexibility to purchase Class A Shares from time to time as the Company considers it advisable, as part of its strategy to increase shareholder value.
At the close of business on January 25, 2017, there were 266,980,846 Class A Shares outstanding, of which approximately 79% were widely held (representing a public float of 211,905,649 Class A Shares for TSX purposes).
Under the terms of the NCIB, subject to TSX acceptance, the Company may purchase for cancellation on the open market through the facilities of the TSX and the New York Stock Exchange and through alternative trading systems, as well as outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities, up to 21,190,564 Class A Shares, representing approximately 10% of the Company’s public float as of the close of business on January 25, 2017. The average daily trading volume of the Class A Shares on the TSX for the six-month period ended December 31, 2016 was 482,128 (the “ADTV”). Consequently and in accordance with the requirements of the TSX, the daily purchase limit under the NCIB on the TSX will be 120,532 Class A Shares, representing 25% of the ADTV. All Class A Shares will be purchased at their market price at the time of acquisition, except for purchases effected outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities which will be at a discount to the market price as provided in such exemption orders. All Class A Shares purchased under the NCIB will be cancelled.
Purchases of Class A Shares may commence on February 6, 2017 and will end on the earlier of February 5, 2018 or the date on which the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further purchases for cancellation under the NCIB.
The current NCIB commenced on February 11, 2016 and will end on February 3, 2017. As at January 25, 2017, 13,210,075 Class A Shares have been purchased under the current NCIB.
CGI has implemented an automatic share purchase plan with its designated broker in connection with the NCIB in order to allow for share purchases for cancellation during self-imposed blackout periods.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of Canadian securities laws. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this press release, in CGI's annual and/or quarterly Management's Discussion and Analysis and in other public disclosure documents filed with the Canadian securities authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Investors and media
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: February 1, 2017	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President, Chief Legal
Officer and Corporate Secretary